Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252089

PROSPECTUS SUPPLEMENT NO. 4

To Prospectus dated January 22, 2021

Up to 48,083,495 Shares of Common Stock

Up to 11,900,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 4,233,333 Warrants

This prospectus supplement no. 4 supplements the prospectus dated January 22, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 11,900,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 4,233,333 shares of Common Stock that are issuable upon the exercise of 4,233,333 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Pivotal Investment Corporation II (“Pivotal”), and (ii) up to 7,666,667 shares of Common Stock that are issuable upon the exercise of 7,666,667 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of Pivotal. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 48,083,495 shares of Common Stock, including (i) 15,000,000 shares of Common Stock originally issued in a private placement at the closing of the Business Combination (as defined below), (ii) 21,504,622 shares of Common Stock issued to directors, officers and affiliates of Legacy XL (as defined below) pursuant to the Merger Agreement (as defined below) in connection with the Business Combination, (iii) 5,750,000 shares of Common Stock issued upon conversion of shares held by the Sponsor (as defined below) and certain affiliates of Pivotal in connection with the Business Combination, (iv) up to 4,233,333 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants, and (v) up to 1,595,540 shares issued or issuable upon the exercise of Legacy XL warrants (the “Legacy XL Warrants”) assumed by us in connection with the Business Combination, and (B) up to 4,233,333 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on April 20, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “XL”. On April 19, 2021, the closing price of our Common Stock was $6.48.

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See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

_______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is April 20, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 9, 2021

XL FLEET CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38971	83-4109918
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

145 Newton Street Boston, MA	02135
(Address of principal executive offices)	(Zip Code)

(617) 718-0329

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	XL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c) Appointment of Chief Financial Officer

On April 20, 2021, XL Fleet Corp. (the “Company”) issued a press release announcing that it had entered into an employment offer letter with Cielo Hernandez (the “Offer Letter”), pursuant to which Ms. Hernandez agreed to serve as the Company’s Chief Financial Officer effective as of April 19, 2021, or such other date mutually agreed to by the Company and Ms. Hernandez. On such date, Ms. Hernandez will assume the duties and responsibilities of Principal Financial Officer and Principal Accounting Officer from Dimitri N. Kazarinoff. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Previously, Ms. Hernandez, age 45, served as Senior Vice President and Chief Financial Officer of South Jersey Industries, Inc. beginning from January 2019 to November 2020. From November 2013 to December 2018, Ms. Hernandez served as Vice President and Chief Financial Officer of the North America and Canada Region for Maersk Agency U.S.A., Inc. Ms. Hernandez holds a bachelor of accounting from Universidad Santiago de Cali and a master of business administration from the University of Miami. There are no family relationships among Ms. Hernandez and any other executive officers or directors of the Company.

The Offer Letter provides for an initial annual base salary of $400,000 per year, and an annual cash bonus with a target cash bonus of 60% of her base salary. In connection with her commencement of employment, Ms. Hernandez will receive an initial equity grant award comprised of (i) $300,000 in non-qualified stock options, such value calculated using a Black-Scholes valuation on the date of grant (the “Options”), to purchase shares of the Company’s common stock, par value $0.0001 (the “Common Stock”), at an exercise price equal to the closing price of the Common Stock on the New York Stock Exchange (“NYSE”) on April 19, 2021 (the “Grant Date”), (ii) $154,000 for relocation expenses, and (iii) $300,000 in restricted stock units (the “RSUs”), such value calculated based on the closing price of the Common Stock on the NYSE on the Grant Date. Each of the Options and RSUs shall vest as follows: (i) 25% of each of the Options and RSUs will vest on the first anniversary of the Grant Date, and (ii) the remaining 75% of each of the Options and RSUs will vest in substantially equal yearly installments over the next three (3) years following such first anniversary, such that each of the Options and RSUs are 100% vested as of the fourth anniversary of the Grant Date, subject to Ms. Hernandez’s continuous service through each applicable vesting date. In addition, Ms. Hernandez will be eligible to receive an annual target equity grant with a targeted value of $400,000. The annual target equity grant will vest based upon the achievement of objective performance criteria, as determined by the Company’s board of directors or its compensation committee prior to the grant date, during the period from commencement of employment through December 31, 2024, subject to Ms. Hernandez’s continuous service through each applicable vesting date.

In addition, the Offer Letter provides that if Ms. Hernandez’s employment with the Company is terminated due to a change in control and (i) by the Company without cause, or (ii) by Ms. Hernandez for good reason, she will receive the following severance benefits: (a) continuing payments of her then-current annual base salary for nine months, (b) 100% acceleration of unvested equity grants, and (c) nine months of benefits continuation. In the event that Ms. Hernandez’s employment with the Company is terminated not due to a change in control and (i) by the Company without cause, or (ii) by Ms. Hernandez for good reason, she will receive the following severance benefits: (a) continuing payments of her then-current annual base salary for six months, (b) forfeiture of unvested equity grants, and (c) six months of benefits continuation.

The foregoing is only a brief description of the above-specified compensatory arrangements, which does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by the full text of to the Offer Letter, filed hereto as Exhibit 10.1.

In connection with her appointment as the Company’s Chief Financial Officer, the Company expects that Ms. Hernandez will enter into the Company’s standard indemnification agreement. Ms. Hernandez has entered into the Company’s standard employee covenants agreement, which contains customary restrictive provisions including covenants related to confidentiality and non-disclosure, assignment of inventions and a one-year non-solicitation and non-competition.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1	Employment Offer Letter, dated as of April 9, 2021, by and between XL Fleet Corp. and Cielo Hernandez.
99.1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

XL FLEET CORP.

Date: April 20, 2021	By:	/s/ Dimitri N. Kazarinoff
	Name:	Dimitri N. Kazarinoff
	Title:	Chief Executive Officer

Exhibit 10.1

April 9th, 2021

Cielo Hernandez

9 Gladwynne Terrace

Moorestown, NJ 09057

Dear Cielo,

On behalf of XL Fleet (the “Company”) I am pleased to offer you a position as Chief Financial Officer reporting directly to the Chief Executive Officer. This letter (the “Offer Letter”) describes the terms and conditions of your employment with the Company, subject to the approval of the Company’s Board of Directors of this Offer Letter and such terms and conditions.

Responsibilities:

●	Serve as a thoughtful, disciplined, and passionate business partner to the CEO, executive team and Board of Directors.
●	Responsible for the management, direction and oversight of the company’s finance function.
●	Lead company growth strategy, establishing aggressive revenue targets and profitability objectives to take XL Fleet through its next stage of growth as a public company.
●	Identify the economic levers and key metrics of the business, driving financial insight and rigor around those initiatives.
●	Spearhead organic and inorganic growth initiatives, with a focus on M&A activity (from deal evaluation through integration).
●	Lead financial planning processes that facilitate and provide transparency to investment decisions.
●	Manage relationships with Wall Street analysts and investors, while partnering with the CEO to develop and communicate the company’s story through institutional conferences, road shows, earnings releases, conference calls, and other media.
●	Develop a scalable operating discipline for the finance organization consisting of the enhanced budgeting, reporting, KPIs, metrics, and dashboards that provide timely and actionable insight on business performance for leaders and Board of Directors.
●	Work with Corporate Controller to ensure that all regulatory reporting requirements are met and provide adequate structure and discipline around internal controls, external (SEC) reporting, and the closing process.
●	Timely management, forecasting, and reporting of cash and cash flow.
●	Ensure cash optimization and capital efficiency.
●	Selectively recruit, build and lead a highly effective finance and accounting team.
●	Promote a culture of high performance, collaboration and accountability.

145 Newton St. Boston, MA 02135 P 617.648.8500

Offer Specifics:

●	Start Date: April 19th, 2021 or another mutually agreed upon date contingent upon the result of a successful background screening.
●	Salary: You will initially receive a base salary of $400,000 annually, paid in accordance with Company payroll policies. Your base salary will be reviewed on a periodic basis in accordance with Company practice.
●	Sign-On Equity Award: You will be granted an initial equity award comprised of (i) $300,000 (using a Black-Scholes valuation on the date of grant) in options to purchase shares of the Company’s Common Stock with an exercise price equal to the closing price of the Company’s Common Stock on the date of grant (the “Options”) and (ii) $300,000 in restricted stock units valued at the closing price of the Company’s common stock on the date of grant (the “RSUs”). Twenty-five percent (25%) of the Options and RSUs shall vest 12 months your Start Date; of the remaining 75%, an additional 25% of such Options and RSUs shall vest every year on the vesting anniversary date for the next three years.
●	Target Annual Equity Grants. You will be eligible to receive an annual target equity grant in 2022 under our annual equity grant program with a targeted value of $400,000.
●	Bonus: You will be eligible for an annual 60% of base salary target bonus. The actual payout will be based on personal performance and company performance per calendar year and paid out in the first quarter of the following year. You must be an active employee at the time of payment to receive the bonus.

●	Relocation Assistance: The Company will provide you with $154,000 for relocation expenses (three (3) months of your base salary, grossed up for taxes at the applicable Federal and Massachusetts rates), provided that you relocate to Massachusetts within one (1) year of your Start Date, or a mutually agreed upon date thereafter. This benefit will be repayable to the Company should you voluntarily terminate your employment within one (1) year of your permanent relocation to Massachusetts. Such repayment must be made within ten (10) days of your termination date. The Company will have the right to set-off any final payments due you at termination against this repayment obligation. Our mutually agreed expectations regarding your relocation are as follows:

Stage 1: Immediate work with significant time spent in the Boston area (subject to the Company’s COVID protocols), to familiarize yourself with XL’s management and Finance teams and to find temporary housing. XL Fleet will cover the cost of your temporary housing for up to 90 days from the date you are first able to work in the office under our COVID protocols, including travel, hotel, rental car as necessary, and meals via your submission of related receipts via expense reports.

Stage 2: Once your temporary housing has been secured, you will be expected to travel to the Boston area and work in the Company’s offices as required by job responsibilities with frequency to be reasonably determined by you subject to the approval of the CEO. Temporary housing costs will not be reimbursed by the Company. Expenses related to travel to and from Massachusetts once temporary housing is secured will not be reimbursed by the Company.

Stage 3: No later than Summer 2022, you will complete your relocation to the Boston area. A final lump-sum relocation payment, consisting of the aforementioned $154,000 less any relocation expenses already repaid, will be paid within ten (10) days of such date.

145 Newton St. Boston, MA 02135 P 617.648.8500

●	Paid Time Off: XL Fleet has adopted an Open PTO (Paid Time Off) policy, by which each employee is afforded the flexibility to take vacation, take time off for illness and shift schedules as necessary. The Open PTO plan is only available to full-time, exempt (salaried) employees. Eligible employees do not “accrue” PTO days as in traditional plans, and so will not be compensated for “unused” PTO time upon termination. All PTO days require approval from supervisors. Employees are still advised to coordinate with their team members to ensure efficiency and minimal disruption.
●	Expenses: The Company shall reimburse you for all reasonable and appropriate travel, entertainment and other expenses incurred or paid by you in connection with, or related to, the performance of your duties, in accordance with policies and procedures, and subject to limitations, adopted by the Company from time to time.
●	Withholding: All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.
●	Health & Welfare Plans: You will be eligible to participate in all Company Health & Welfare plans starting on the first day of your full-time employment, including but not limited to: Medical, Dental, Vision, 401k, Life and Disability Insurances.
●	Conditions of Employment: Your employment is conditioned on your compliance with the Immigration Reform and Control Act of 1986, which requires employers to verify the employment eligibility and identity of new employees by requiring such employees to complete an Employment Eligibility Form 1-9, which will be forwarded upon receipt of your acceptance. Please complete and return it and the appropriate required documents listed on the form.
●	Severance: The Company intends to adopt a severance policy applicable to its management team. As our CFO, you will be entitled to not less than the following:
o	Non-CIC Termination without Cause or for Good Reason:
▪	Salary: 6 months
▪	Benefits Continuation: 6 months
▪	Unvested Equity: Forfeited
o	CIC + Termination without Cause or for Good Reason:
▪	Salary: 9 months
▪	Benefits Continuation: 9 months
▪	Unvested Equity: Accelerated
●	Time: While employed, you will be required to devote your full business time and your best professional efforts to the performance of your duties and responsibilities for the Company, and to abide by all Company policies and procedures in effect from time to time. All employees may be subject to promotion, transfer or reassignment from time to time, as the Company determines appropriate.
●	Outside Board Service: With the approval of our Board, you are welcome to serve on the board of directors of a company and entity that does not compete with the Company (whether public, private or non-profit), so long as that service does not materially interfere with your service to the Company.
●	Confidential Information and Restricted Activities: As a condition of your employment, you will be required to sign the Company’s standard Employee Covenants Agreement (“Attachment A”), no later than the first day of your employment.

145 Newton St. Boston, MA 02135 P 617.648.8500

●	Representations: You represent and warrant to the Company that your employment with the Company and fulfillment of the duties of your position will not breach or be in conflict with any other agreement you have with any former employer or other person or entity. You also represent and warrant that you are not subject to any covenant against competition or similar covenants, or any other legal obligation, that would restrict or otherwise affect the performance of your duties and responsibilities to the Company. You agree that you will not bring with you, disclose or use on behalf of the Company any confidential or proprietary information of any former employer or other third party without that party’s consent.
●	At-Will Status of Employment: This Offer Letter and your response are not meant to, and do not, constitute a contract of employment for a specific term. Your employment with the Company is at-will. This means that, if you accept this offer, both you and the Company will retain the right to terminate your employment at any time, with or without notice or cause.
●	General: This Offer Letter and its attachments constitute the entire offer for employment and the entire understanding between the parties regarding this offer for employment, and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Offer Letter. No modification to this Offer Letter will be effective unless in writing and signed by you and an authorized representative of the Company. You may not assign your rights and obligations hereunder without the prior written consent of the Company; the Company may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of the Company’s business. The terms of this Offer Letter and the resolution of any disputes as to the meaning, effect, performance or validity of this Offer Letter or arising out of, related to, or in any way connected with, your employment with the Company or any other relationship between you and the Company will be governed by Massachusetts law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the Commonwealth of Massachusetts in connection with any such dispute or claim.
●	Background Check: This offer is contingent upon successful completion of a background check. We reserve the right to rescind any offer of employment with you should the results of your background investigation not be successful.

By your acceptance of this Offer Letter, you agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company, if any, and any changes therein that may be adopted from time to time by the Company.

Cielo, our team is confident you possess the skills and the experience to be successful helping XL Fleet drive profitable growth, and we look forward to you joining the team!

Please confirm your acceptance of this offer by signing below and returning this letter to me no later than close of business on April 11, 2021.

Yours truly,

/s/ Dimitri Kazarinoff
Dimitri Kazarinoff
Chief Executive Officer

I have read and understand the terms of the offer set out above. As indicated by my signature below, I hereby accept this offer of employment and agree to the terms and conditions described in this offer letter. By signing below, I agree that no further promises or commitments were made to me regarding my employment with the Company, except as set forth in this letter and any attachments hereto.

Accepted:

/s/ Cielo Hernandez	April 9, 2021
Name: Cielo Hernandez	Date

145 Newton St. Boston, MA 02135 P 617.648.8500